Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Reynolds American Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-117813, 333-117814, 333-117815, and 333-159009) on Form S-8 of Reynolds American Inc. of our reports dated June 17, 2011, with respect to the statements of net assets available for benefits as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and supplemental schedules as of December 31, 2010, which reports appear in the December 31, 2010, annual report on Form 11-K of RAI 401k Savings Plan (formerly known as Reynolds American Capital Investment Plan) and Puerto Rico Savings & Investment Plan.

/s/ KPMG LLP

Greensboro, North Carolina

June 17, 2011